UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA appoints new Chief Financial Officer

Monterrey, Mexico, July 17, 2015—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announces that its Board of Directors yesterday named the Company’s Treasurer and head of Financial Planning, Vicsaly Torres Ruiz, as the new Chief Financial Officer. She succeeds Jose Luis Guerrero, who has made a personal decision to leave the company to continue his development and professional career. The change is effective Monday, July 27, 2015.

Vicsaly Torres has more than 12 years’ experience in the finance and administration area. She joined OMA in 2006 as part of the team that carried out OMA’s Initial Public Offering, and was responsible for the creation of the Investor Relations area. In 2010, she became head of Strategic Planning. In 2011, she became Corporate Treasurer and Manager of Financial Planning. In 2013, her responsibilities expanded to take responsibility again for the Investor Relations area. Prior to joining OMA, Ms. Torres worked for three years for a foreign exchange brokerage. She earned an undergraduate degree in international commerce from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) and an MBA with a specialty in finance from the Universidad Regiomontana. She has also received certifications and taken advanced studies in management and airport administration at the IPADE Business School, the Instituto Politécnico Nacional (IPN), the ITAérea Aeronautical Business School, and the International Civil Aviation Organization (ICAO), among others.

Diego Quintana, the Chairman of OMA’s Board of Directors, commented, “The Board expresses its appreciation to Jose Luis Guerrero for leading OMA’s finance and administration area for the past six years, and for the commitment and dedication he has always shown. The appointment of Vicsaly Torres, who has been a part of the finance area for the past nine years, ensures a successful transition. We are confident that the finance area will continue to develop under her leadership, meeting its objectives and optimizing OMA’s finance and administration processes.”

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

▪	Webpage http://ir.oma.aero
▪	Twitter http://twitter.com/OMAeropuertos
▪	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: July 17, 2015